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NEWS RELEASE                                                     [INTEROIL LOGO]



                    INTEROIL PROVIDES BUSINESS SEGMENT UPDATE
                       AT ANNUAL MEETING FOR SHAREHOLDERS

         JUNE 28, 2005 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX) (IOC:AMEX), a Canadian company with operations in Papua New Guinea provides the following business segment update of operations for its Annual General Meeting.

Corporate

         - On February 28, 2005 we announced the completion of a US$125 million funding for our exploration program.

         - On April 1, 2005 we made the final payment required for the acquisition of BP Papua New Guinea Limited, including its petroleum product wholesale and distribution assets and business in Papua New Guinea.

         - On June 15, 2005 we completed our previously announced strategy of de-listing from the Australian Stock Exchange.

         - In June 2005 we reached agreement with OPIC to defer the first scheduled principal payment until December 31, 2005. Interest will still accrue to account for the extension and the last principal payment is now scheduled for December 31, 2014.

Exploration and Production - Upstream

         - In January 2005 we placed an order with Loadmaster Rig Systems of Houston, Texas, to provide a 'double' rig with the capability of drilling to 13,123 feet (4,000 meters). The rig has been designed so that it can be bundled for efficient helicopter transportation over the difficult terrain within Papua New Guinea.

         - The expected delivery date of the new rig (InterOil Rig #2) to Papua New Guinea is mid-third quarter 2005. The first structure to be drilled with InterOil Rig #2 is planned for early in the fourth quarter 2005.

         - We continue to process the airborne gravity data from our survey flown from March 2005 through June 2005.


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         -        On April 26, 2005 we spudded our first exploration well of
                  2005, the Black Bass - #1 well. A detailed drilling report of this well was provided on June 21, 2005. We are currently drilling ahead to additional secondary targets following shows of natural gas. Current operations are to run and analyse electric logs over the zones of interest, followed by the mobilization of testing equipment to the site.

         - A seismic program over targeted structures has been begun and is expected to continue over the next 6 quarters - through the 3rd quarter 2006.

         - Processing of new seismic data acquired over the Triceratops structure is nearing completion. The processing will determine a final well location on this structure. The next (second) well of our drilling program is planned on the Triceratops structure and drilling is expected to commence during the 3rd Quarter 2005.

         - We appointed Gerry Gilbert General Manager Exploration. Mr Gilbert's professional career spans 37 years in the upstream oil and gas industry and oil service industry. Prior to joining InterOil he was Senior VP International for Transworld Exploration and Production responsible for the company's exploration and production activities which were largely focused in West Africa, New Zealand and Indonesia. From 1995 until 2000 Mr Gilbert was Executive VP and President respectively for Western Atlas' and Baker Hughes' E&P groups, newly formed company divisions which actively participated in exploration and production projects worldwide in partnership with major and independent oil companies and which resulted in major discoveries and field developments in Nigeria, Gabon, China and USA. Mr Gilbert has also held senior management positions in the geophysical service divisions of Western Atlas and Halliburton.

Refining and Marketing - Midstream

         - On January 31, 2005 we issued the Certificate of Practical Completion for the construction and commissioning of our refinery in Papua New Guinea to the main construction contractor, Clough Niugini Limited.

         - On February 8, 2005 we announced that combined lifting nominations by Papua New Guinea's domestic distributors at the Import Parity Price had been received and confirmed by our refinery.

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         -        Deliveries under the nomination arrangement commenced in
                  March, 2005, and have continued through the 2nd quarter 2005 in accordance with the established procedures.

         - For the period January 1, 2005 through June 30, 2005 our refinery throughput has been maintained at an average rate of approximately 22,200 bbls per day. Refinery throughput in the 2nd quarter 2005 is approximately 21,400 bbls per day. The refinery throughput rates will increase as export target margins are achieved in conjunction with the over-all refinery optimization schedule.

         - In June 2004 we provided a long-term net income target of US$44 million for our refining and marketing and wholesale and retail distribution business segments based on historical margins for our projected product slate and an average daily production run of 36,500 barrels per day. We believe this target can be achieved in a ramp-up to target earnings over the next three quarters. The factors that have adjusted the timing of target earnings are high crude prices, the volatility and historic low margins verse crude in export margins for naphtha and low sulphur waxy residue, and the time required to fully implement the operational optimization activities.

         - To date, our refinery has processed Kutubu, and Kutubu like crude types, the first blended crude cargo is scheduled to be processed in July, 2005. The plan is to continue utilizing blended cargos as part of the overall refinery program to assist in achieving our target refining margins.

         - We appointed Rebecca Alivio general manger of the refinery. Ms Alivio comes to us from the Caltex Group having worked in the Philippines, Singapore, Bahrain and Dallas spanning a period of twenty-five years. During her tenure with Caltex she held various management positions including Vice President and General Manager- Refining for Caltex in the Philippines. Ms Alivio holds a Bachelor of Science in Chemical Engineering (Cum Laude) as well as a Masters of Engineering in Energy Technology.

         - As of April 12, 2005, our refinery achieved 500,000 man-hours without a lost time injury.

Wholesale and Retail Distribution - Downstream

         - On March 1, 2005 we paid an amount of US$4.32 million (K13.5 million - PNG Kina) representing retained earnings in 2003 and US$12.20 million as the final payment for the acquisition of the BP Papua New Guinea Limited, including its petroleum products


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                  wholesale and distribution assets and business in Papua New
                  Guinea. Further payments were made to BP in the amount of US$1.0 million in respect of the one year management services agreement on April 1st 2005 completing the acquisition.

         - We have retained the management, staff and employees of BP PNG after its transition to an InterOil subsidiary and we look forward to working with this experienced team to grow this portion of our business.

         - In May 2005 we completed the construction of a US$0.3 million bulk diesel storage tank at our terminal in the port of Kimbe in Papua New Guinea. We believe that this facility will allow us to seek further business opportunities in the area while providing an enhanced service to our customers.

         - We appointed Peter Diezmann General Manager - Wholesale and Retail Distribution, which involves all activities downstream of the refinery operation. Mr Diezmann joins InterOil having worked with BP for the past 24 years. Mr Diezmann has significant Papua New Guinea experience having been involved in all BP's downstream activities for the past 4 years. Mr Diezmann's oil industry background includes experience in the Retail, Commercial Marketing, Distributor, Logistics, Shipping & Terminaling and Business Management functions of the industry and additionally he previously held a Directorship appointment of a BP Distributor Company operation in South East Queensland. Mr Diezmann holds a Master Business Administration (MBA) Degree from the James Cook University in Queensland, Australia.

         InterOil is developing a vertically integrated energy company whose primary focus is Papua New Guinea and the surrounding region. Its assets comprise an oil refinery, upstream petroleum exploration licenses, and retail and commercial distribution assets. The majority of the refined products from InterOil's refinery are secured by off-take contracts with Shell and InterOil's wholly-owned subsidiary, InterOil Products Limited. BP Singapore is InterOil's agent for crude oil supplied to the refinery. InterOil is also undertaking an extensive petroleum exploration program within its eight million acre license area located in Papua New Guinea.

InterOil's common shares trade on the Toronto Stock Exchange under the symbol IOL in Canadian dollar and on the American Stock Exchange under the symbol IOC in US dollars. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

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Gary M Duvall                                    Anesti Dermedgoglou
V.P., Corporate Development                      V.P., Investor Relations
InterOil Corporation                             InterOil Corporation
gary.duvall@interoil.com                         anesti@interoil.com
Houston, TX USA                                  Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +617 4046 4600

                              CAUTIONARY STATEMENTS

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated.

The Company currently has no reserves as defined under Canadian National Instrument 51-101 reserve definitions. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.




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